Decoy Therapeutics Inc.

2450 Holcombe Blvd., Suite X

Houston, Texas 77021

June 5, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

United States of America
Attention: Mr. Daniel Crawford

RE: Decoy Therapeutics Inc. Request to Withdraw Registration Statement on Form S-3 (File No. 333-289646)

Dear Mr. Crawford,

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Decoy Therapeutics Inc., a Delaware corporation formerly known as Salarius Pharmaceuticals, Inc. (the “Company”), hereby requests that the above-referenced registration statement on Form S-3 initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 15, 2025, including all exhibits filed therewith and all amendments thereto (the “Registration Statement”), be withdrawn, effective as of the date hereof.

The Company has determined not to proceed at this time with the proposed offering and sale of the securities proposed to be covered by the Registration Statement. The Registration Statement was not declared effective and none of the Company’s securities has been issued or sold pursuant to the Registration Statement. The Company is withdrawing the Registration Statement on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for future use by the Company or an affiliate of the Company.

Pursuant to Rule 477(c) under the Securities Act, the Company advises the Commission that it may, upon consideration of its financing needs and options, undertake one or more subsequent private offerings in reliance on Rule 155(c) under the Securities Act.

Pursuant to the requirements of Rule 477 under the Securities Act, the Company has duly caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.

Very truly yours,

Decoy Therapeutics Inc.

By: /s/ Mark J. Rosenblum

Name: Mark J. Rosenblum

Title: Executive Vice President and Chief Financial Officer